Exhibit 99.2

Ellomay Capital Ltd. and its

Subsidiaries

Unaudited Condensed

Consolidated Interim Financial

Statements

As at June 30, 2024

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2024	2023	2024
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents		56,044	51,127	59,938
Short term deposits	4	2,487	997	2,660
Restricted cash	4	729	810	780
Intangible asset from green certificates		214	553	229
Trade and other receivables	5	13,540	11,717	14,481
Derivatives asset short-term		1,096	275	1,172
Assets of disposal groups classified as held for sale		-	28,297	-
		74,110	93,776	79,260
Non-current assets
Investment in equity accounted investee	6	33,532	31,772	35,862
Advances on account of investments		952	898	1,018
Fixed assets	8	443,151	407,982	473,944
Right-of-use asset	10	32,594	30,967	34,859
Restricted cash and deposits	4	17,340	17,386	18,545
Deferred tax		7,480	8,677	8,000
Long term receivables	5	11,652	10,446	12,462
Derivatives	7	13,971	10,948	14,942
		560,672	519,076	599,632
Total assets		634,782	612,852	678,892
Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans		10,253	9,784	10,965
Current maturities of long-term loans		5,000	5,000	5,347
Current maturities of debentures		33,993	35,200	36,355
Trade payables		23,657	5,249	25,303
Other payables		11,361	10,859	12,150
Current maturities of derivatives	7	-	4,643	-
Current maturities of lease liabilities		757	700	810
Liabilities of disposal groups classified as held for sale		-	17,142	-
		85,021	88,577	90,930
Non-current liabilities
Long-term lease liabilities	10	25,619	23,680	27,399
Long-term bank loans		245,245	237,781	262,286
Other long-term loans		29,303	29,373	31,339
Debentures		117,392	104,887	125,549
Deferred tax		2,587	2,516	2,767
Other long-term liabilities		2,113	939	2,260
Derivatives		25	-	27
		422,284	399,176	451,627
Total liabilities		507,305	487,753	542,557

Equity
Share capital		25,613	25,613	27,393
Share premium		86,220	86,159	92,211
Treasury shares		(1,736)	(1,736)	(1,857)
Transaction reserve with non-controlling Interests		5,697	5,697	6,093
Reserves		7,004	4,299	7,491
Accumulated deficit		(6,471)	(5,037)	(6,921)
Total equity attributed to shareholders of the Company		116,327	114,995	124,410
Non-Controlling Interest		11,150	10,104	11,925
Total equity		127,477	125,099	136,335
Total liabilities and equity		634,782	612,852	678,892

*	Convenience translation into US$ (exchange rate as at June 30, 2024: EUR 1 = US$ 1.069)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	For the six months ended June 30,		For the year ended December 31,	For the six months ended
	2024	**2023	2023	June 30, 2024
	€ in thousands (except per share amounts)			Convenience Translation into US$*

Revenues	19,456	24,999	48,834	20,808
Operating expenses	(9,523)	(11,845)	(22,861)	(10,185)
Depreciation and amortization expenses	(8,231)	(7,826)	(16,012)	(8,803)
Gross profit	1,702	5,328	9,961	1,820
Project development costs	(2,281)	(2,192)	(4,465)	(2,439)
General and administrative expenses	(3,034)	(2,816)	(5,283)	(3,245)
Share of profits of equity accounted investee	1,809	1,541	4,320	1,935
Operating profit (loss)	(1,804)	1,861	4,533	(1,929)
Financing income	2,424	8,188	8,747	2,592
Financing income (expenses) in connection with derivatives and warrants, net	2,852	(476)	251	3,050
Financing expenses	(7,886)	(6,223)	(12,555)	(8,435)
Financing income (expenses), net	(2,610)	1,489	(3,557)	(2,793)
Profit (loss) before taxes on income	(4,414)	3,350	976	(4,722)
Tax benefit	988	1,216	1,436	1,057
Profit (loss) from continuing operations	(3,426)	4,566	2,412	(3,665)
Profit (loss) from discontinued operations (net of tax) (see Note 6)	79	(3)	(1,787)	84
Profit (loss) for the period	(3,347)	4,563	625	(3,581)
Profit (loss) attributable to:
Owners of the Company	(1,434)	5,476	2,219	(1,534)
Non-controlling interests	(1,913)	(913)	(1,594)	(2,047)
Profit (loss) for the period	(3,347)	4,563	625	(3,581)
Other comprehensive loss items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(433)	(8,253)	(7,949)	(464)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-	-	273
Effective portion of change in fair value of cash flow hedges	9,126	44,200	39,431	9,760
Net change in fair value of cash flow hedges transferred to profit or loss	(3,284)	(4,809)	9,794	(3,513)
Total other comprehensive income	5,664	31,138	41,276	6,056
Total other comprehensive income attributable to:
Owners of the Company	2,705	12,055	16,931	2,892
Non-controlling interests	2,959	19,083	24,345	3,164
Total other comprehensive income	5,664	31,138	41,276	6,056
Total comprehensive income for the period	2,317	35,701	41,901	2,475
Total comprehensive income for the period attributable to:
Owners of the Company	1,271	17,531	19,150	1,358
Non-controlling interests	1,046	18,170	22,751	1,117
Total comprehensive income for the period	2,317	35,701	41,901	2,475

Basic profit (loss) per share	(0.10)	0.43	0.17	(0.11)
Diluted profit (loss) per share	(0.10)	0.43	0.17	(0.11)
Basic profit (loss) per share from continuing operations	(0.11)	0.43	0.31	(0.12)
Diluted profit (loss) per share from continuing operations	(0.11)	0.43	0.31	(0.12)
Basic profit (loss) per share from discontinued operation	0.01	0.00	(0.14)	0.01
Diluted profit (loss) per share from discontinued operation	0.01	0.00	(0.14)	0.01

*	Convenience translation into US$ (exchange rate as at June 30, 2024: EUR 1 = US$ 1.069)
**	The results of the Talmei Yosef solar plant have been reclassified as a discontinued operation and the results for these periods have been adjusted accordingly.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the six months ended June 30, 2024:
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(1,434)	-	-	-	-	(1,434)	(1,913)	(3,347)
Other comprehensive income (loss) for the period	-	-	-	-	(170)	2,875	-	2,705	2,959	5,664
Total comprehensive income (loss) for the period	-	-	(1,434)	-	(170)	2,875	-	1,271	1,046	2,317
Transactions with owners of the Company, recognized directly in equity:
Share-based payments		61						61		61
Balance as at June 30, 2024	25,613	86,220	(6,471)	(1,736)	215	6,789	5,697	116,327	11,150	127,477

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the six months ended June 30, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	5,476	-	-	-	-	5,476	(913)	4,563
Other comprehensive income (loss) for the period	-	-	-	-	(7,882)	19,937	-	12,055	19,083	31,138
Total comprehensive income (loss) for the period	-	-	5,476	-	(7,882)	19,937	-	17,531	18,170	35,701
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2023	25,613	86,100	(1,780)	(1,736)	88	(665)	5,697	113,317	5,523	118,840

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive income (loss) for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive income (loss) for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$*
For the six months ended June 30, 2024:
Balance as at January 1, 2024	27,393	92,146	(5,387)	(1,857)	413	4,186	6,093	122,987	10,808	133,795
Loss for the period	-	-	(1,534)	-	-	-	-	(1,534)	(2,047)	(3,581)
Other comprehensive income (loss) for the period	-	-	-	-	(182)	3,074	-	2,892	3,164	6,056
Total comprehensive income (loss) for the period	-	-	(1,534)	-	(182)	3,074	-	1,358	1,117	2,475
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	65	-	-	-	-	-	65	-	65
Balance as at June 30, 2024	27,393	92,211	(6,921)	(1,857)	231	7,260	6,093	124,410	11,925	136,335

*	Convenience translation into US$ (exchange rate as at June 30, 2024: EUR 1 = US$ 1.069)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December 31,	For the six months ended
	2024	2023	2023	June 30, 2024
	€ in thousands			Convenience Translation into US$*

Cash flows from operating activities
Profit (loss) for the period	(3,347)	4,563	625	(3,581)
Adjustments for:
Financing expenses (income), net	2,206	(1,556)	3,034	2,361
Profit from settlement of derivatives contract	199	-	-	213
Impairment losses on assets of disposal groups classified as held-for-sale	405	-	2,565	433
Depreciation and amortization	8,279	8,064	16,473	8,854
Share-based payment transactions	61	62	121	65
Share of profits of equity accounted investees	(1,809)	(1,541)	(4,320)	(1,935)
Change in trade receivables and other receivables	(3,214)	558	(302)	(3,437)
Change in other assets	5	(155)	(681)	5
Change in receivables from concessions project	793	836	1,778	848
Change in trade payables	(633)	(1,409)	(45)	(677)
Change in other payables	1,759	383	(2,235)	1,881
Tax benefit	(993)	(1,203)	(1,852)	(1,062)
Income taxes refund (paid)	479	(20)	(912)	512
Repayment of interest on loan from an equity accounted investee	-	-	1,501	-
Interest received	1,706	1,353	2,936	1,825
Interest paid	(5,428)	(4,664)	(10,082)	(5,805)
Net cash provided by operating activities	468	5,271	8,604	500
Cash flows from investing activities
Acquisition of fixed assets	(19,593)	**(26,225)	(58,848)	(20,954)
Interest paid capitalized to fixed assets	(1,121)	**(1,243)	(2,283)	(1,199)
Proceeds from sale of investments	9,267	-	-	9,911
Repayment of loan by an equity accounted investee	-	-	1,324	-
Loan to an equity accounted investee	-	(68)	(128)	-
Advances on account of investments	(54)	(777)	(421)	(58)
Proceeds from advances on account of investments in process	-	-	2,218	-
Proceeds from sales of marketable securities	-	2,837	2,837	-
Proceeds in settlement of derivatives, net	159	-	-	170
Proceeds from in restricted cash, net	119	893	840	127
Investment in short term deposit	(1,483)	(1,257)	(1,092)	(1,586)
Net cash used in investing activities	(12,706)	(25,840)	(55,553)	(13,589)
Cash flows from financing activities
Issuance of warrants	3,735	-	-	3,995
Cost associated with long term loans	(1,466)	(706)	(1,877)	(1,568)
Payment of principal of lease liabilities	(486)	(777)	(1,156)	(520)
Proceeds from long term loans	10,478	21,499	32,157	11,206
Repayment of long-term loans	(6,667)	(6,602)	(12,736)	(7,130)
Repayment of Debentures	(35,845)	(17,763)	(17,763)	(38,336)
Proceeds from issuance of Debentures, net	45,790	55,808	55,808	48,972
Net cash provided by financing activities	15,539	51,459	54,433	16,619

Effect of exchange rate fluctuations on cash and cash equivalents	1,188	(3,478)	(2,387)	1,270
Increase in cash and cash equivalents	4,489	27,412	5,097	4,800
Cash and cash equivalents at the beginning of the period	51,127	46,458	46,458	54,680
Cash from disposal groups classified as held-for-sale	428	(36)	(428)	458
Cash and cash equivalents at the end of the period	56,044	73,834	51,127	59,938

*	Convenience translation into US$ (exchange rate as at June 30, 2024: EUR 1 = US$ 1. 069)
**	Reclassified

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. As of June 30, 2024, the Company indirectly owns (i) approximately 335.9 megawatts (“MW”) of solar power plants in Spain (including a 300 MW solar power plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of solar power plants in Italy connected to their respective national grids, (ii) a solar project under construction in Italy with a capacity of 18 MW and solar projects under advanced development in Italy with an aggregate capacity of 195 MW that reached ready to build (“RTB”) status, (iii) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter (“Nm3”) per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter – the “Manara PSP”) and (vi) solar projects under construction in the Dallas Metropolitan area, Texas with an aggregate capacity of approximately 48.5 MW (Fairfield, Malakoff, Mexia and Talco projects).

The Company also develops additional solar projects in Italy, US, Spain, and Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Material events in the reporting period

Issuance of the Company’s Series F Debentures and Series 2 Warrants in January and of Additional Series F Debentures in April 2024

On January 16, 2024, the Company issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million of its newly issued Series F Debentures, due March 31, 2030, and the Series 2 Warrants to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). In the event all of the Series 2 Warrants are exercised prior to their expiration date, we will receive additional gross proceeds of NIS 81.6 million.

On April 17, 2024, the Company issued an additional NIS 40 million par value of the Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million (approximately €9.4 million as of the issuance date), reflecting a price of NIS 0.946 per NIS 1 principal amount of the Series F Debentures. Following completion of this private placement, the aggregate outstanding par value of the Company’s Series F Debentures was NIS 210 million.

The Series F Debentures are not secured by any collateral. The Series F Debentures and the Series 2 Warrants are traded on the TASE.

The principal amount of Series F Debentures is repayable in four non-equal installments on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed interest at the rate of 5.5% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

Issuance of the Company’s Series F Debentures and Series 2 Warrants in January and of Additional Series F Debentures in April 2024 (cont’d)

The Series F Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series F Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series F Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series F Deed of Trust or in breach of any of our material obligations to the holders of the Series F Debentures pursuant to the terms of the Series F Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series F Deed of Trust and (iii) to the extent the Series F Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series F Debentures.

The Series F Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series F Adjusted Balance Sheet Equity (as such term is defined in the Series F Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol solar plant, and interest rates), on a consolidated basis, shall not be less than €77 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €82 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series F Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together - the “Series F Net Financial Debt”), to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series F Net Financial Debt (hereinafter - the “Series F CAP, Net”), to which we refer herein as the Series F Ratio of Net Financial Debt to Series F CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) our Series F Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef solar plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series F Deed of Trust), based on the aggregate four preceding quarters (hereinafter - the “Series F Adjusted EBITDA”), to which we refer to herein as the Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

Issuance of the Company’s Series F Debentures and Series 2 Warrants in January and of Additional Series F Debentures in April 2024 (cont’d)

The Series F Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 60% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series F Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) we will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series F Adjusted Balance Sheet Equity not lower than €94 million, (ii) Series F Ratio of Net Financial Debt to Series F CAP, Net not to exceed 58%, and (iii) Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series F Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of June 30, 2024, the financial covenants were met.

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2023.

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2023 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 30, 2024.

B. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies (cont’d)

C. Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (hereinafter - the “Amendment”) and subsequent amendment: Non-Current Liabilities with Covenants (hereinafter - the “Subsequent Amendment”)

The Amendment, together with the Subsequent Amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the Subsequent Amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the Subsequent Amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and Subsequent Amendment are effective for reporting periods beginning on or after January 1, 2024. The Amendment and Subsequent Amendment are applicable retrospectively, including an amendment to comparative data. Application of the Amendment did not have a material effect on the financial statements.

D. New standards, amendments to standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The purpose of the standard is to provide improved structure and content to the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements that were taken from IAS 1, Presentation of Financial Statements, with small changes. As part of the new disclosure requirements, companies will be required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, for most companies, the results in the income statements will be classified into three categories: operating profit, profit from investments and profit from financing.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (non-GAAP measures). Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes. The standard will encourage companies to avoid classifying items as ‘other’ (for example, other expenses), and using this classification will lead to additional disclosure requirements. This standard is effective for reporting periods beginning on or after January 1, 2027 and is applicable retrospectively, with early adoption permitted. The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Restricted Cash and Deposits

	June 30,	December 31,
	2024	2023
	€ in thousands

Short-term restricted cash	729	810

Short-term deposits	2,487	997

Restricted cash and bank deposits, long-term (1)	17,340	17,386

1.	Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements.

Note 5 - Trade and Other Receivables

	June 30,	December 31,
	2024	2023
	€ in thousands
Current Assets:
Trade and other receivables:
Government authorities	4,431	4,851
Income receivable	3,357	1,013
Interest receivable	194	221
Advance tax payment	735	1,028
Trade receivable	706	205
Inventory	827	1,170
Loan to others	-	1,246
Prepaid expenses and other	3,290	1,983
	13,540	11,717
Non-current Assets:
Long term receivables
Prepaid expenses associated with long term loans	10,480	9,265
Annual rent deposits	664	656
Loans to others	508	509
Other	-	16
	11,652	10,446

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A. Ellomay Luzon Energy (formerly U. Dori Energy Infrastructures Ltd.)-

Since November 2010, the Company indirectly (through Ellomay Clean Energy LP (“Ellomay Energy LP”)) holds 50% of Ellomay Luzon Energy (formerly U. Dori Energy Infrastructures Ltd.). Ellomay Luzon Energy holds 18.75% of the share capital of Dorad Energy Ltd. (“Dorad”), which owns an approximate 850 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). The investment in Ellomay Luzon Energy is accounted for under the equity method. Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, NOGA - Electricity System Management Ltd. and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2024, total performance guarantees provided by Dorad amounted to approximately NIS 170,000 thousand (approximately €42,000 thousand). The Company’s indirect share of guarantees that Dorad provided through its shareholders as of June 30, 2024 was approximately NIS 16,000 thousand (approximately €4,000 thousand).

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich and Third Party Notices

In connection with the description of the petition to approve a derivative claim filed by Ellomay Luzon Energy and Hemi Raphael (replaced by Ran Fridrich) and related third party notices included in Note 6.A to the annual financial statements, on May 15, 2024, the parties filed answers to the responses to the appeals on the arbitration ruling. A preliminary hearing was held on June 5, 2024. Following the preliminary hearing and claim raised at the hearing, including a request to hold a hearing in which the parties will orally present their claims, on June 9, 2024 the arbitrator ruled that in light of the arbitration agreement and the scope of written arguments submitted by the parties, at this stage the arguments in the appeal process will not be heard orally. On July 30, 2024, the arbitrator ruled that the date for issuing the ruling on the appeals will be extended by 120 days from the date the appeal proceeds ended, in addition to the 60-day period for providing the ruling based on the arbitration agreement.

Based on the advice of legal counsel of Ellomay Luzon Energy, at this stage it is not possible to estimate the outcome of the appeals.

Petition to Approve a Derivative Claim filed by Edelcom

In connection with the description of the petition to approve a derivative claim filed by Edelcom Ltd., one of the shareholders of Dorad (“Edelcom”), included in Note 6.A to the annual financial statements, as Edelcom did not appeal the arbitrator’s decision with respect to the petition to approve a derivative claim filed by Edelcom in connection with the entrepreneurship fees, the arbitration award remains unchanged with respect to this petition and claim.

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

With reference to Note 6.A to the annual financial statements under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”)”, on May 2, 2024, the legal advisor of the NIC announced that at the April 17, 2024 meeting of the Israeli government, it was decided to reject NIP 20/B - Hadera Power Station and therefore it is possible to resume and promote the procedure of issuing the building permits under NIP 11/B (the Israeli National Infrastructure Plan that governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW) at the at the National Licensing Authority. Dorad was therefore asked by the legal advisor to the NIC to submit a request to delete the petition it submitted to the Israeli High Court of Justice in connection with the issuance of the building permits, as the petition became redundant in light of the rejection of NIP 20/B. Considering this development, Dorad submitted a request to the High Court of Justice to delete the petition without an order for costs. On May 8, 2024, a judgment was issued dismissing the petition without an order for costs.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A. Ellomay Luzon Energy Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (cont’d)-

In September 2024, Edelcom Ltd. submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future.

B. Manara Pumped Storage Project –

Impact of War in Israel

Due to the Iron Swords War, which has also expanded into a security conflict in Israel’s northern region, construction works at the Manara site were halted. During the period, the planning works, the construction of the equipment off site, including the electro-mechanical equipment, and the arrival of the equipment in Israel continued as planned. The Israeli Electricity Authority granted a ten-month extension to the regulatory milestones and the duration of the general license. In August 2024, the Electricity Authority released a hearing expected to grant an additional six-month extension period (a total sixteen-month extension) to the regulatory milestones and the duration of the general license. As part of the standards supporting financing, there is protection for the senior debt (principal and interest) and the developer’s expenses, subject to the approval of the Israeli Electricity Authority on the subject. At this stage the Company cannot quantify the impact on the timing of the construction of the project. In addition, the Company cannot predict at this stage the duration and scope of the Iron Swords War or its effect on the Company, please see Note 6B in the annual financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

C. Development of Solar Plants in Texas, USA –

During 2023, the Company entered into a Joint Development Agreement with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management, and commenced development of solar projects in the vicinity of Dallas, Texas. Each of the solar projects under development is expected to have a capacity of approximately 10-14 MW.

There are currently four projects under construction with an aggregate capacity of approximately 48.5 MW (Fairfield, Malakoff, Mexia and Talco). Two of the projects (Fairfield and Malakoff) are expected to be connected to the grid during 2024 and the other two projects (Mexia and Talco) are expected to be connected to the grid during 2025.

The aggregate cost of development and construction of these projects is expected to be approximately €63 million, and the projects are expected to be funded partially through a tax credit sale covering approximately 32% of the expenses. A tax credit sale agreement was executed during September 2024 (see Note 11).

D. Development of Solar Projects in Italy –

In connection with the Framework Agreement executed in December 2019 and further detailed in Note 6.C to the annual financial statements, the construction of the first two solar plants with an aggregate capacity of approximately 20 MW was completed and the plants were connected to the grid and are currently pending PAC (preliminary acceptance certificate).

In addition to the aforementioned solar plants that were connected to the grid, an additional solar plant with an aggregate capacity of approximately 18 MW is in advanced construction stages and projects with an aggregate capacity of 195 MW reached RTB (“ready to build”) status, of which projects with an with an aggregate capacity of approximately 20 MW reached RTB (“ready to build”) status following the balance sheet date.

E. Project Finance for the Ellomay Solar Plant in Spain –

On May 28, 2024, the Company’s indirectly wholly-owned subsidiary, Ellomay Solar, S.L. (“Ellomay Solar”), which owns a 28 MW solar plant in Talaván, Cáceres, Spain that was connected to the grid in June 2022, entered into and reached financial closing of a project finance arrangement (the “Project Finance”) with Bankinter, S.A.

The Project Finance is comprised of two facilities: (i) a senior term loan for an amount of €10 million (the “Term Loan”); and (ii) a revolving facility for an amount of €500,000 (the “DSRF”). The Project Finance is for a term of 16 years and is repayable in semi-annual installments (principal and interest). The Project Finance includes a cash sweep mechanism that is expected to reduce the term of the Project Finance to approximately 13 years.

The Term Loan and DSRF (to the extent withdrawn) bear an annual interest of Euribor 6-month plus 2.5%. Ellomay Solar entered into swap agreement with respect to the amount of the Project Finance until June 30, 2037, replacing the Euribor 6-month rate with a fixed 6-month rate of approximately 3%, resulting in a fixed annual interest rate of approximately 5.5%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

E. Project Finance for the Ellomay Solar PV Plant in Spain (cont’d) –

The Project Finance provides for mandatory prepayment upon the occurrence of certain customary events and includes various customary collaterals, representations, warranties and covenants, including covenants to maintain a Debt Service Cover Ratio (“DSCR”) not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR is at least 1.20:1.0, (ii) the first instalment of the Project Finance will be repaid on December 31, 2024, and (iii) no amount under the DSRF has been withdrawn and not fully repaid.

Upon financial closing Ellomay Solar withdrew the Term Loan and distributed €9.7 million to Ellomay Luxembourg Holdings S.àr.l, the Company’s wholly-owned subsidiary and Ellomay Solar’s parent company.

F. Discontinued operation and Disposal Groups Held for Sale –

On December 31, 2023, the Company executed an agreement to sell its holdings in the Talmei Yosef solar plant (the “Talmei Agreement”), which represent the entire Israel solar segment, to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts. The consummation of the Talmei Agreement was subject to several conditions to closing. Following fulfilment of such conditions, the sale was consummated on June 3, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million as at the closing date). Proceeds from the sale of the Talmei Yosef solar plant, net of approximately €1.3 million cash and cash equivalents held by Talmei Yosef at closing, amounted to approximately €9.3 million.

In connection with the sale of the Talmei Yosef PV Plant, the Company presented the results of the Talmei Yosef PV Plant as a discontinued operation. The assets and liabilities of the Talmei Yosef solar plant were presented as held for sale as at December 31, 2023.

The segment was not a discontinued operation or classified as held for sale as at June 30, 2023, therefore, the comparative income statement has been restated to show the discontinued operation separately from continuing operations.

In 2023, an impairment loss of €2,565 thousand on the re-measurement of the disposal group to the lower of its carrying amount and its fair value based on Talmei Agreement, based on Talmei Agreement, less costs to sell, has been recognized in the Company’s statement of income. An additional loss of €405 thousand was recognized in the Company’s statement of income for the six months ended June 30, 2024.

Assets of disposal groups classified as held for sale

December 31
2023
€ in thousands
Cash and cash equivalents	428
Short-term deposits	12
Receivable from concession project	23,426
Trade and other receivables	587
Right-of-use asset	1,204
Intangible asset	917
Restricted cash and deposits	1,694
Long term receivables	29
Total	28,297

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

F. Discontinued operation and Disposal Groups Held for Sale (cont’d) –

Liabilities of disposal groups classified as held for sale

December 31
2023
€ in thousands
Trade payables	39
Other payables	18
Lease liability	1,321
Long-term bank loans including current maturities	13,047
Deferred tax liabilities	2,717
17,142

Results attributable to discontinued operation

	For the five months ended June 3, 2024	For the six months ended June 30, 2023	For the year ended December 31, 2023
	€ in thousands, except per share data
Results of discontinued operation
Revenue	278	459	675
Operating expenses	(142)	(183)	(342)
Depreciation and amortization expenses	(48)	(236)	(461)
Gross profit (loss) from operating activities	88	40	(128)

General and administrative expenses	(13)	(97)	(33)
Operating profit (loss) from operating activities	75	(57)	(161)

Financing income	934	833	1,792
Financing expenses	(530)	(766)	(1,269)
Financing income, net	404	67	523

Results from operating activities before taxes on income	479	10	362

Taxes on income	(129)	(13)	(247)
Results from operating activities, net of taxes on income	350	(3)	115
Loss on adjustment to fair value	(660)	-	(2,565)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-	-
Tax benefit on loss from sale of discontinued operation	134	-	663
Profit (loss) for the year	79	(3)	(1,787)
Earnings per share
Basic earnings (loss) per share	0.01	0.00	(0.14)
Diluted earnings (loss) per share	0.01	0.00	(0.14)

Cash flows from discontinued operation
Net cash from operating activities	1,211	1,211	2,587
Net cash used in investing activities	(264)	(462)	(462)
Net cash used in financing activities	(41)	(1,143)	(2,127)

Net cash from (used in) discontinued operation	906	(394)	(2)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments

Fair value

(1) Financial instruments - the composition of the derivatives

	June 30,	December 31,
	2024	2023
	€ in thousands
Derivatives presented under current assets
Swap contracts	283	275
Forward	199	-
Financial power swap	614	-
	1,096	275
Derivatives presented under non-current assets
Swap contracts	813	607
Financial power swap	13,158	10,341
	13,971	10,948
Derivatives presented under current liabilities
Financial power swap	-	(4,643)
	-	(4,643)

Derivatives presented under non-current liabilities
Swap contracts	(25)	-
	(25)	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2) Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2024
		Fair value
					Valuation techniques for
	Carrying				determining	Inputs used to
	amount	Level 1	Level 2	Level 3	fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	151,385	145,920		-		Market price
Loans from banks and others (including current maturities)	289,801	-	234,237	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2%-2.5% with a zero floor, fixed rate for several years 3.1%-6% Linkage to Euribor, 2.75%-4.78% Linkage to Consumer price index in Israel, Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%, fixed rate of 2.58%-5.5%, Euribor+ 5.27% and 7% Linkage to Consumer price index in Israel.
	441,186	145,920	234,237	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2) Financial instruments measured at fair value for disclosure purposes only (cont’d)

	December 31, 2023
		Fair value
	Carrying				Valuation Techniques for determining	Inputs used to
	amount	Level 1	Level 2	Level 3	fair value	determine fair value
	€ in thousands
Non- current liabilities:
Debentures	140,087	134,464	-	-		Market price
Loans from banks and others (including current maturities)	281,938	-	231,057	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2% with a zero floor, fixed rate for several years 3.1%-6% Linkage to Euribor, 2.58%-4.78% Linkage to Consumer price index in Israel, Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%, fixed rate of 2.58%-5.5%, Euribor+ 5.27% and 7% Linkage to Consumer price index in Israel.
	422,025	134,464	231,057	-

(3) Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2024
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Swap contracts	-	1,071	-	1,071	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Forward contracts	-	199	-	199	Fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	13,772	13,772	Fair value is measured by discounting the future fixed and assessed cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from one Level to another Level during the six months ended June 30, 2024.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3) Fair value hierarchy of financial instruments measured at fair value (cont’d)

	December 31, 2023
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Swap contracts	-	882	-	882	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	5,698	5,698	Fair value is measured by discounting the future fixed and assessed cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

(4) Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Financial power swap
€ in thousands
Balance as at December 31, 2023	5,698

Total income recognized in profit or loss	(3,898)

Total income recognized in other comprehensive income	11,972

Balance as at June 30, 2024	13,772

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Fixed assets

				Office
	Solar	Pumped	Biogas	furniture and
	plants	storage	installations	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2024	*288,207	*136,139	38,147	234	462,727
Additions	37,080	5,460	593	18	43,151
Effect of changes in exchange rates	266	(331)	-	-	(65)
Balance as at June 30, 2024	325,553	141,268	38,740	252	505,813

Balance as at January 1, 2023	*268,474	*100,059	36,355	225	405,113
Additions	19,841	42,099	1,792	27	63,759
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	(108)	(6,019)	-	-	(6,127)
Balance as at December 31, 2023	*288,207	*136,139	38,147	234	462,727

Depreciation
Balance as at January 1, 2024	42,266	-	12,296	183	54,745
Depreciation for the period	6,487	-	1,429	1	7,917
Effect of changes in exchange rates	-	-	-	-	-
Balance as at June 30, 2024	48,753	-	13,725	184	62,662

Balance as at January 1, 2023	29,530	-	9,652	175	39,357
Depreciation for the year	12,736	-	2,644	25	15,405
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	-	-	-	1	1
Balance as at December 31, 2023	42,266	-	12,296	183	54,745

Carrying amounts
As at June 30, 2024	276,800	141,268	25,015	68	443,151
As at December 31, 2023	245,941	136,139	25,851	51	407,982

*	Comparative amounts were reclassified, which resulted in €2,491 thousand and €2,412 thousand being reclassified as of December 31, 2023, and as of December 31, 2022, respectively, from pumped storage to solar plants.

Acquisition of fixed assets on credit

As of June 30, 2024, the Company acquired fixed assets on credit in the amount of €22,077 thousand. The cost of acquisition had not yet been paid at the reporting date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements. Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

In the six months ended June 30, 2024, the Company revised the headlines of its segment results to present the results also by geography. The change in presentation did not impact the segment results and the segment presentation for prior periods has been conformed to the current period segment presentation.

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the six months ended June 30, 2024
	€ in thousands

Revenues	529	1,423	513	8,973	-	8,018	29,803	-	278	49,537	(30,081)	19,456
Operating expenses	-	(273)	(337)	(2,252)	-	(6,661)	(22,088)	-	(142)	(31,753)	22,230	(9,523)
Depreciation expenses	(1)	(460)	(587)	(5,741)	-	(1,442)	(2,716)	-	(48)	(10,995)	2,764	(8,231)
Gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	88	6,789	(5,087)	1,702

Adjusted gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	317 [1]	7,018	(5,316)	1,702
Project development costs												(2,281)
General and administrative expenses												(3,034)
Share of profits of equity accounted investee												1,809
Operating profit (loss)												(1,804)
Financing income												2,424
Financing income in connection
with derivatives and warrants, net												2,852
Financing expenses												(7,886)
Loss before taxes on Income												(4,414)

Segment assets as at June 30, 2024	50,898	12,828	19,345	224,778	38,794	31,411	98,481	176,865	-	653,400	(18,618)	634,782

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[1]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the six months ended June 30, 2023
	€ in thousands

Revenues	-	1,463	2,080	12,666	-	8,790	30,305	-	459	55,763	(30,764)	24,999
Operating expenses	-	(264)	(882)	(3,125)	-	(7,574)	(22,588)	-	(183)	(34,616)	22,771	(11,845)
Depreciation expenses	(1)	(458)	(469)	(5,684)	-	(1,204)	(2,871)	-	(236)	(10,923)	3,097	(7,826)
Gross profit (loss)	(1)	741	729	3,857	-	12	4,846	-	40	10,224	(4,896)	5,328

Adjusted gross profit (loss)	(1)	741	729	3,857	-	12	4,846	-	678[1]	10,862	(5,534)	5,328
Project development costs												(2,192)
General and administrative expenses												(2,816)
Share of profits of equity accounted investee												1,541
Operating profit												1,861
Financing income												8,188
Financing income in connection
with derivatives and warrants, net												(476)
Financing expenses												(6,699)
Profit before taxes on Income												3,350

Segment assets as at June 30, 2023 **	36,183	13,805	20,675	230,428	1,091	31,910	99,033	157,457	31,635	622,217	(17,614)	604,603

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[1]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €2,032 thousand) and depreciation expenses (approximately €935 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

**	Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2023
	€ in thousands

Revenues	-	2,791	4,051	24,971	-	17,021	63,973	-	675	113,482	(64,648)	48,834
Operating expenses	-	(517)	(1,825)	(5,786)	-	(14,733)	(47,322)	-	(342)	(70,525)	47,664	(22,861)
Depreciation expenses	-	(912)	(946)	(11,459)	-	(2,670)	(5,689)	-	(461)	(22,137)	6,125	(16,012)
Gross profit (loss)	-	1,362	1,280	7,726	-	(382)	10,962	-	(128)	20,820	(10,859)	9,961

Adjusted gross profit (loss)	-	1,362	1,280	7,726	-	(382)	10,962	-	1,223 [1]	22,171	(12,210)	9,961
Project development costs												(4,465)
General and administrative expenses												(5,283)
Share of profits of equity accounted investee												4,320
Operating profit												4,533
Financing income												8,747
Financing income in connection
with derivatives and warrants, net												251
Financing expenses												(12,555)
Profit before taxes on Income												976

Segment assets as at December 31, 2023 **	43,071	12,807	19,691	231,142	6,612	31,164	97,339	172,096	28,297	642,219	(29,367)	612,852

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[1]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,844 thousand) and depreciation expenses (approximately €1,818 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

**	Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 - Leases

1.	Material lease agreements entered into during the period

Ellomay Solar Italy - Fifteen leases the land on which it is constructing solar plant in the municipality of Torino, Verolengo, Piemonte Region, Italy, from a private lessor for a period of 31 years. There will be a regular annual rent of approximately €73 thousand, not including VAT, and capitalized rents in the total amount of €89 thousand. The annual rent is linked to the Italian CPI. A right-of-use asset in the amount of €1,106 thousand has been recognized in the statement of financial position in respect of leases of land. A lease liability in the amount of €1,121 thousand has been recognized in the statement of financial position in respect of such leases of land, out of which an amount of €11 thousand has been recognized in short-term liabilities.

2.	Right-of-use assets

	Netherlands	Italy	Spain			Israel	USA
	Biogas	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Manara Pumped Storage	Solar	Total
	€ in thousands
Cost
Balance as at January 1, 2024	20	9,526	977	1,350	7,595	9,425	2,074	30,967
Additions	-	1,865	69	83	213	61	24	2,315
Depreciation for the period	(13)	(179)	(45)	(22)	(234)	(215)	(33)	(741)

Effect of changes in exchange rates	-	-	-	-	-	(19)	72	53
Balance as at June 30, 2024	7	11,212	1,001	1,411	7,574	9,252	2,137	32,594

3.	Lease liability

Maturity analysis of the Company’s lease liabilities

June 30, 2024
€ in thousands
Less than one year	757
One to five years	3,267
More than five years	22,352

Total	26,376

Current maturities of lease liability	757

Long-term lease liability	25,619

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 11 - Subsequent events

Private Placement of Additional Series F Debentures

In August 2024, the Company issued in a private placement to Israeli classified investors NIS 52,029,136 par value of its unsecured non-convertible Series F Debentures (the “Additional Series F Debentures”), at a price of NIS 0.961 per NIS 1 principal amount of the Additional Series F Debentures, for an aggregate gross consideration of approximately NIS 50 million (approximately €12 million as of the issuance date). Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 262,029,136.

Texas, USA, Solar Portfolio

In August 2024, the Company’s indirectly wholly-owned subsidiary, Ellomay Texas Solar Projects, LP. (“Ellomay Texas Solar”) entered into a Revolving Loan Agreement with Israel Discount Bank of New York (“IDB NY”) for the extension of a $10 million line of credit with a term of up to one year, bearing an interest rate of Prime Rate minus 0.75% (currently 7.75%) with a minimum Prime Rate of 5%.

The Revolving Loan Agreement includes various customary representations, warranties and covenants that are similar to the covenants included in the deed of trust governing the Company’s Series F Debentures.

In September 2024, the Company’s indirectly wholly-owned subsidiary, Ellomay USA, Inc. (“Ellomay USA”) entered into an agreement for the sale and transfer of Investment Tax Credits (ITCs) linked to its Fairfield (13.4 MW), Malakoff (13.92 MW), Mexia (11.1 MW), and Talco (10.5 MW) solar projects, all located in the State of Texas, USA. The agreement was executed with a reputable financial intuition, with vast experience in executing tax credit transactions.

Through this transaction, the Company expects to receive approximately $19 million from the sale of Investment Tax Credits, representing approximately 32% of the expected total portfolio costs. The sale is facilitated under the Inflation Reduction Act’s new transferability provisions, allowing Ellomay to retain 100% of the operating profits from these projects. Funds from the sale of the ITCs generated from a project will be disbursed after such project is placed in service and meets the applicable requirements. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which the Company provided a guarantee to the purchaser of the ITCs.

Spain, Ellomay Solar and Talasol Facilities

On July 20, 2024, a fire broke out in the area between the Talasol Solar facility and the Ellomay Solar facility. Currently, most of the damage was repaired and the solar plants are connected and operating. The solar plants are insured with policies covering loss of profits and direct and indirect damages, and the insurance providers have been notified of the fire and the damage. The Company currently expects that the insurance policies will cover substantially all of the losses and damages, subject to deductibles.